SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

09040672

Mail Processing Section
2 2009
Washington, DC
110

BB 4/16

8-15313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
~~8-04806~~

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Mutual Service Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Ave South, Suite 1800
(No. and Street)
West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Becker, Sr. **561-835-4100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

200 S. Biscayne Blvd. Suite 400 (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB 5/28

OATH OR AFFIRMATION

I, David C. Becker, Sr., affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Mutual Service Corporation and its subsidiary (the "Company"), as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 433174
EXPIRES: August 10, 2009
Bonded Thru Budget Notary Services

Patricia Starke
Notary Public

D C Becker Sr
Signature

Vice President/CFO
Title

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statement of Financial Condition.
(x)	(c)	Consolidated Statement of Income.
(x)	(d)	Consolidated Statement of Changes in Stockholder's Equity.
(x)	(e)	Consolidated Statement of Cash Flows.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Consolidated Financial Statements.
(x)	(g)	Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
( )	(o)	Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act. (Not Applicable)

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mutual Service Corporation
West Palm Beach, Florida

We have audited the accompanying consolidated statement of financial condition of Mutual Service Corporation and subsidiary (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2008, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mutual Service Corporation and subsidiary at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules I, II, and III listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands, except par value)

ASSETS	
Cash and cash equivalents	$ 21,931
Cash segregated under federal and other regulations	50
Receivables from:	
Product sponsors, broker-dealers and clearing organizations	4,064
Others, net of allowances of $31	3,070
Fixed assets, net of accumulated depreciation and amortization of $478	563
Goodwill	6,976
Intangible assets, net of accumulated amortization of $3,926	47,474
Trademark and trade name, net of accumulated amortization of $519	1,181
Prepaid expenses	1,214
Other assets	5,588
Total assets	$ 92,111
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and advisory fees payable	$ 5,344
Accounts payable and accrued liabilities	8,870
Due to affiliates—net	1,887
Unearned revenue	2,031
Total liabilities	18,132
COMMITMENTS AND CONTINGENCIES (Notes 10 and 15)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized; 2,280 shares issued and outstanding	2
Additional paid-in capital	80,648
Accumulated deficit	(6,671)
Total stockholder's equity	73,979
Total liabilities and stockholder's equity	$ 92,111

See accompanying notes to consolidated financial statements.

Mutual Service Corporation and Subsidiary

(SEC I.D. No. ~~8-04806)~~

Statement of Financial Condition as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mutual Service Corporation
West Palm Beach, Florida

We have audited the accompanying consolidated statement of financial condition of Mutual Service Corporation and subsidiary (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2008. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mutual Service Corporation and subsidiary at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands, except par value)

ASSETS	
Cash and cash equivalents	$ 21,931
Cash segregated under federal and other regulations	50
Receivables from:	
Product sponsors, broker-dealers and clearing organizations	4,064
Others, net of allowances of $31	3,070
Fixed assets, net of accumulated depreciation and amortization of $478	563
Goodwill	6,976
Intangible assets, net of accumulated amortization of $3,926	47,474
Trademark and trade name, net of accumulated amortization of $519	1,181
Prepaid expenses	1,214
Other assets	5,588
Total assets	$ 92,111
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and advisory fees payable	$ 5,344
Accounts payable and accrued liabilities	8,870
Due to affiliates—net	1,887
Unearned revenue	2,031
Total liabilities	18,132
COMMITMENTS AND CONTINGENCIES (Notes 10 and 14)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized; 2,280 shares issued and outstanding	2
Additional paid-in capital	80,648
Accumulated deficit	(6,671)
Total stockholder's equity	73,979
Total liabilities and stockholder's equity	$ 92,111

See accompanying notes to consolidated statement of financial condition.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. Contemporary Financial Solutions, Inc. ("CFS"), a Delaware corporation, is a wholly owned subsidiary of MSC and was incorporated in 2002. CFS ceased operations on December 21, 2007, but continues as a nonoperating subsidiary of MSC (MSC and CFS are collectively referred to herein as the "Company"). MSC is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks, and bonds and serves a network of independent financial advisors ("FAs") throughout the United States.

The Company was a wholly owned subsidiary of Pacific Select Group LLC ("PSG"). On June 20, 2007, LPL Investment Holdings Inc. ("LPLIH") and its wholly owned subsidiary, LPL Holdings, Inc. ("LPLH") acquired PSG and its wholly owned subsidiaries (the "acquisition") from Pacific Life Insurance Company ("Pacific Life" or "seller"). In connection with the acquisition, PSG changed its name to LPL Independent Advisor Services Group LLC ("IASG"), and became a wholly owned subsidiary of LPLH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes and other matters that affect the consolidated financial statement and related disclosures. Actual results could differ materially from those estimates.

Consolidation—The Company consolidated its subsidiary for which it has a controlling interest as defined by and in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and non-interest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, which are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—The Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3.

Receivables From Product Sponsors, Broker-Dealers and Clearing Organizations—Receivables from product sponsors, broker-dealers and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from product sponsors, advances to FAs and an employee note (see Note 12). The Company periodically extends credit to its FAs in the form of commission advances and other loans. The decisions to extend credit to FAs are generally based on either the FA's credit history, his or her ability to generate future

commissions, or both. Management maintains an allowance for uncollectible amounts based on its best estimate that takes into account the FA's registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Fixed Assets—Fixed assets include furniture, equipment, computers, purchased software and leasehold improvements. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 12 years. Equipment, furniture, fixtures, computers and purchased software are depreciated over periods of three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Goodwill—Goodwill represents the cost of the Company in excess of the fair value of net tangible assets and other intangible assets recorded at acquisition date. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized, but tested annually for impairment or more frequently if certain events having a material impact on the Company's value occur. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of goodwill, is recognized if the estimated fair value is less than the corresponding carrying value.

The Company assessed goodwill for impairment as of June 30, 2008, determining that no impairment existed. In the third quarter of 2008, the Company elected to change the timing of its annual goodwill impairment test from June 30 to October 1, aligning the impairment testing process with that of its parent company and other broker-dealer affiliates. The Company believes this change to be preferable under the circumstances, and that this change does not accelerate, delay, or avoid an impairment charge. The Company has also determined that a change in the annual testing date does not result in adjustments to the consolidated statement of financial condition when applied retrospectively. Accordingly, a goodwill impairment assessment was also performed as of October 1, 2008, and did not result in any impairment.

Intangible Assets—Intangible assets, which consist primarily of relationships with FAs and product sponsors, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. No impairment occurred for the year ended December 31, 2008.

Trademark and Trade Name—The Company's business is highly dependent on the revenues generated from its FAs and, as a result, expenditures are regularly made to market the Company's trademark and trade name to them. The Company's trademark and trade name have an expected useful life of five years and therefore are amortized over this same period in accordance with SFAS 142. An impairment loss, calculated as the difference between the estimated fair value and the carrying value, is recognized if the value, estimated using this approach and other market factors if applicable, is less than the corresponding carrying value. No impairment occurred for the year ended December 31, 2008.

Securities Transactions—Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing broker on a fully disclosed basis. As of December 31, 2008, the Company held no securities other than those reflected as cash equivalents.

Equity Investment—The Company has a 49.9% and 25.0% ownership interest in Series A and Series B stock, respectively, in Mutual Services Mortgage, LLC. The Company accounts for its investment under the equity method of accounting, as it has non-controlling and non-majority owned interest in the entity. At December 31, 2008, the investment had a carrying amount of $41,000, which is included in other assets in the accompanying consolidated statement of financial condition.

Unearned Revenues—Unearned revenues consist of insurance and registration payments received in advance from representatives.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to future legal expenses, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an FA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Share-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period.

Income Taxes—The Company is included in the consolidated federal and certain state income tax returns filed by LPLIH. On December 21, 2007, the Company entered into an income tax allocation agreement (the "tax agreement") with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its financial statements if it had filed separate financial statements in accordance with GAAP, less the amount of income tax benefits that are excluded from the calculation of the total provision for income taxes under SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements—In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141R"). SFAS 141R establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the company's consolidated financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which the company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by

contract alone or through the lapse of minority veto rights). SFAS 141R will be applied prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"), which improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary, SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS 160 is not permitted. The implementation of this standard will not have a material impact on the Company's consolidated statement of financial condition.

In April 2008, the FASB issued Staff Position ("FSP") FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FAS 142-3"). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The implementation of this standard will not have a material impact on the Company's consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted on January 1, 2008. However, in February 2008, the FASB released FSP FAS 157-2, *Effective Date of FASB Statement No. 157* ("FAS 157-2"), which delayed the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the consolidated statement of financial condition. The adoption of SFAS 157 for nonfinancial assets and liabilities, effective January 1, 2009, will not have a material impact on its consolidated statement of financial condition. See Note 4 for additional detail on fair value measurements.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FAS 157-3"). FAS 157-3 clarifies the application of SFAS 157, in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008. The implementation of FAS 157-3 did not have a material impact on the Company's consolidated statement of financial condition.

In January 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"), which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company did not elect the fair value measurement option under SFAS 159 for any of its financial assets or liabilities and, as a result, there was no impact on the Company's consolidated statement of financial condition.

3. RESTRUCTURING

On December 29, 2008, the Company committed to and implemented an organizational restructuring plan intended to reduce the cost structure and improve operating efficiencies, which resulted in a reduction in its overall workforce. Related charges consist of employee severance and other personnel-related expenses, which are accrued in accounts payable and accrued liabilities within

the accompanying consolidated statement of financial condition. The Company expects to complete all activities associated with the restructuring during the first quarter of 2009.

4. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2008, the Company's recurring measurements included $22.24 million in money market mutual funds that have active markets and qualify as Level 1 measurements within the fair value hierarchy of SFAS 157. Money market mutual funds have been classified as cash and cash equivalents in the accompanying consolidated statement of financial condition.

5. RECEIVABLES FROM PRODUCT SPONSORS, BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2008 receivables from product sponsors, broker-dealers and clearing organizations are as follows (in thousands):

Receivables:		
Commissions receivable from product sponsors	$	3,106
Receivable from broker-dealers and clearing organizations		958
Total receivables	$	4,064

6. FIXED ASSETS

The components of fixed assets as of December 31, 2008 are as follows (in thousands):

Computers and software	$ 579
Furniture and equipment	401
Leasehold improvements	61
Total fixed assets	1,041
Accumulated depreciation and amortization	(478)
Fixed assets—net	$ 563

7. INTANGIBLE ASSETS

The components of intangible assets as of December 31, 2008 are as follows (in thousands):

	Gross carrying value	Accumulated amortization	Net carrying value
Advisor relationships	$41,800	($3,193)	$38,607
Product sponsor relationships	9,600	(733)	8,867
Total	$51,400	($3,926)	$47,474

The Company holds intangible assets representing lists and relationships with FAs and product sponsors. The Company amortizes intangible assets on a straight-line basis over their useful lives of 20 years.

8. TRADEMARK AND TRADE NAME

The Company is highly dependent on the revenues generated from its good standing relationships with its FAs and product sponsors. The Company's trademark and trade names are amortized on a straight-line basis over their useful lives of five years.

9. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties(in thousands):

Balance—January 1, 2008	$ 2,124
Additions based on tax positions related to the current year	93
Additions for tax positions of prior years	959
Reductions related to prior year tax positions	(546)
Reductions related to transfers to LPLH	(78)
Balance—December 31, 2008	$ 2,552

In accordance with the acquisition and the terms of the related purchase and sale agreement, Pacific Life has indemnified the Company of any tax contingencies that existed at or prior to the date of acquisition. At December 31, 2008, the Company has $2.46 million in acquisition related gross unrecognized tax benefits, which is included in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition. At December 31, 2008, the Company

has recorded an offsetting indemnification receivable from Pacific Life in the amount of $2.46 million that is inclusive of current year additions and reductions for prior year tax positions and included in other assets in the accompanying consolidated statement of financial condition.

Gross unrecognized tax benefits of $78,000 were transferred to LPLH during fiscal year 2008 in accordance with the provisions of the tax agreement. The Company has additional gross unrecognized tax benefits of $93,000 as of December 31, 2008, which are included in due to affiliates, net of any related tax benefit, in the accompanying consolidated statement of financial condition. Prospectively, the Company will record gross unrecognized tax adjustments through its income tax provision and settle with LPLH for cash in the period in which the activity is realized. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the consolidated statement of income. At January 1, 2008, the Company had $16,000 accrued for penalties. At December 31, 2008, the liability for unrecognized tax benefits included accrued penalties of $19,000. Provision for income taxes for the year ended December 31, 2008 includes penalties of $19,000. The tax years of 2004 to 2008 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the tax agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

10. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various non-cancelable operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum calendar-year payments for operating lease commitments with remaining terms greater than one year as of December 31, 2008 are as follows (in thousands):

2009	$ 898
2010	903
2011	837
2012	780
2013	806
Thereafter	3,665
Total	$ 7,889

Guarantees—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the Company's consolidated statement of financial condition.

Pacific Life agreed to indemnify the Company for losses and liabilities, including settlement costs and legal fees, from third party claims arising from the action, omission or course of conduct by transferred entities prior to the closing, or in the nine months following the closing, once the aggregate of such losses exceeded $2.58 million. The Company recorded a $2.58 million indemnification receivable, which is included in other assets in the accompanying consolidated statement of financial condition. The Company has not recorded any additional reserve for legal expenses as all known cases are covered by the indemnification.

In November 2005, MSC received a "Wells" notice from FINRA's Department of Enforcement. FINRA alleges that MSC had failed to maintain adequate supervisory procedures regarding certain variable annuity transactions, and failed to maintain accurate books and records related thereto. On July 23, 2007, the staff filed a complaint against MSC and certain of its employees in connection with this matter. On December 16, 2008, the matter was resolved and the Company is required to remit $1.54 million in fines, which are included in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition.

11. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "plan") sponsored by LPL Financial Corporation ("LPL Financial"), an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the plan or 10% of the employee's total compensation.

Certain employees of the Company were eligible to participate in a deferred compensation plan provided by the Company. This plan permitted certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. On June 20, 2007 the plan was closed to new contributions and participants. Deferred compensation in the amount of approximately $699,000 has been recorded for this plan as of December 31, 2008, and is included in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition.

12. RELATED-PARTY TRANSACTIONS

The Company reimburses LPLH for payroll, 401(k) employer matching contributions and employee benefits. At December 31, 2008, the Company owed $220,000 to LPLH, which is included in due to affiliates in the accompanying consolidated statement of financial condition.

As discussed in Note 2, the Company's tax agreement results in payments to or receipts from LPLH. As of December 31, 2008, the Company had an income tax payable of $2.61 million to LPLH, which has been included in due to affiliates in the accompanying consolidated statement of financial condition.

Effective January 1, 2008, the Company entered into an intercompany service agreement with LPL Financial to receive various infrastructure and broker-dealer support services. In exchange for these services, the Company pays a monthly administration fee. Additionally, LPL Financial processes various other transactions for the Company that create additional intercompany balances.

At December 31, 2008, the Company had a receivable of approximately $941,000 due from LPL Financial, which has been included in due to affiliates in the accompanying consolidated statement of financial condition.

On August 17, 2007, the Company signed a three-year promissory note (the "Note") with an employee in the amount of $200,000. The Note requires repayment in full, plus accrued interest on August 17, 2010. The Note bears interest at the minimum federal rate per annum as published by the IRS. If an event of default, as defined within the Note, has not occurred, beginning August 17, 2008, the Company will forgive principal plus interest on the anniversary of the issue date of this Note through August 17, 2010 in accordance with the following schedule: 30-percent at August 17, 2008, 30-percent at August 17, 2009, and 40-percent at August 17, 2010.

In conjunction with the sale of PSG to LPLH and LPLIH, Pacific Life committed to provide retention plan distributions to employees and FAs of PSG's broker dealer subsidiaries who remained with the Company through March 31, 2008.

13. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2008, the Company had a consolidated net capital of $7.18 million, which was $5.89 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a security broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

February 25, 2009

To the Board of Directors and Stockholder of
Mutual Service Corporation
West Palm Beach, Florida

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiary (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours Truly,

Deloitte & Touche LLP